UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Digital Generation, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

25400B108

(CUSIP Number)

Scott K. Ginsburg

Digital Generation, Inc.

750 W. John Carpenter Freeway, Suite 700

Irving, TX 75039

(972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400B108		13D

1	Names of Reporting Persons Scott K. Ginsburg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person IN

CUSIP No. 25400B108		13D

1	Names of Reporting Persons Moon Doggie Family Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person PN

CUSIP No. 25400B108	13D

Preliminary Note

This Amendment No. 10 to Schedule 13D (the “Schedule 13D”), filed by Scott K. Ginsburg and Moon Doggie Family Partnership, L.P. (collectively, the “Reporting Persons”) is being filed to update their disclosure under Item 5 below.

Item 5.          Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the following:

(a) – (c)

Pursuant to an Agreement and Plan of Merger, dated as of August 12, 2013 (the “Merger Agreement”), by and among Extreme Reach Inc. (“Extreme Reach”), Dawn Blackhawk Acquisition Corp., a wholly-owned subsidiary of Extreme Reach, and the Company, each share of Common Stock previously held by the Reporting Persons was partially redeemed by conversion into the right to receive one share of common stock of Sizmek Inc., formerly The New Online Company, a new publicly-traded company and newly-formed subsidiary of the Company containing all of the assets and liabilities of the Company’s online advertising business; and the per share merger consideration.

(e) On February 7, 2014 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

CUSIP No. 25400B108	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2014
Date
/s/ Scott K. Ginsburg
Signature
Scott K. Ginsburg
Name/Title

CUSIP No. 25400B108	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2014
Date

Moon Doggie Family Partnership, L.P.

By: /s/ Scott K. Ginsburg

Scott K. Ginsburg,
its General Partner
Name/Title